Exhibit 99.1

OIO GROUP f.k.a. ESGL HOLDINGS LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the period ended December 31, 2025	December 31, 2025		Scenario 1			Scenario 3*			Scenario 4
	ESGL	DT	Transaction Accounting Adjustment	Note	Pro Forma Combined	Transaction Accounting Adjustment	Note	Pro Forma Combined	Transaction Accounting Adjustment	Note	Pro Forma Combined
	US$	US$	US$		US$	US$		US$	US$		US$

Revenue	5,831,650	-	-		5,831,650	-		5,831,650	-		5,831,650

Other income	326,637	35,008	-		361,645	-		361,645	-		361,645

Cost of inventory	(590,514)	-	-		(590,514)	-		(590,514)	-		(590,514)

Logistics costs	(916,472)	-	-		(916,472)	-		(916,472)	-		(916,472)

Depreciation of property, plant and equipment	(1,622,290)	-	-		(1,622,290)	-		(1,622,290)	-		(1,622,290)

Amortization of intangible assets	(1,633,856)	-	-		(1,633,856)	-		(1,633,856)	-		(1,633,856)

Employee benefits expense	(3,326,183)	-	-		(3,326,183)	-		(3,326,183)	-		(3,326,183)

Finance expense	(292,656)	(754,633)	-		(1,047,289)	-		(1,047,289)	-		(1,047,289)

Other operating expenses	(2,693,000)	(7,115,925)	(215,000)	[B]	(10,023,925)	(215,000)	[B]	(10,023,925)	(215,000)	[B]	(10,023,925)

Loss before income tax	(4,916,684)	(7,835,550)	-		(12,967,234)	-		(12,967,234)	-		(12,967,234)

Income tax credit/(expense)	155,165	(19,127)	-		136,038	-		136,038	-		136,038

Net loss	(4,761,519)	(7,854,677)			(12,831,196)			(12,831,196)			(12,831,196)

Other comprehensive (loss)/income :

Items that will not be reclassified subsequently to profit or loss:

Net (loss)/surplus on revaluation of leasehold land and buildings	960,116	-			960,116	-		960,116	-		960,116

Items that may be reclassified subsequently to profit or loss:

Movements in translation reserve	(431,635)	-			(431,635)	-		(431,635)	-		(431,635)

Total comprehensive (loss)/income	(4,233,038)	(7,854,677)			(12,302,715)			(12,302,715)			(12,302,715)

*The previous Scenario 2 is no longer considered as FY2025 performance targets not met

[B] an adjustment to accrue $215,000 Business Combination transaction costs.

1

OIO GROUP f.k.a. ESGL HOLDINGS LIMITED

Consolidated Statement of Financial Position

	December 31, 2025		Scenario 1			Scenario 3*			Scenario 4
	ESGL	DT	Transaction Accounting Adjustment	Note	Pro Forma Combined	Transaction Accounting Adjustment	Note	Pro Forma Combined	Transaction Accounting Adjustment	Note	Pro Forma Combined
As at December 31, 2025	US$	US$	US$		US$	US$		US$	US$		US$
ASSETS

Cash and cash equivalents	533,609	717,202	-		1,250,811	-		1,250,811	-		1,250,811
Trade and other receivables	1,140,120	394,483	-		1,534,603	-		1,534,603	-		1,534,603
Inventories	300,258	8,835,820	-		9,136,078	-		9,136,078	-		9,136,078
Total current assets	1,973,987	9,947,505	-		11,921,492	-		11,921,492	-		11,921,492
			-			-			-
Property, plant and equipment, net	21,471,539	4,099,788	-		25,571,327	-		25,571,327	-		25,571,327
Goodwill	-	-	29,675,239		29,675,239	27,596,046		27,596,046	25,705,874		25,705,874
Intangible assets, net	2,434,455	99,212,253	-		101,646,708	-		101,646,708	-		101,646,708
Total non-current assets	23,905,994	103,312,041	-		156,893,274	-		154,814,081	-		152,923,909
			-			-			-
Total assets	25,879,981	113,259,546	-		168,814,766	-		166,735,573	-		164,845,401
			-			-			-
LIABILITIES			-			-			-
			-			-			-
Trade and other payables	4,439,616	7,756,214	215,000	[B]	12,410,830	215,000	[B]	12,410,830	215,000	[B]	12,410,830
Contract liabilities	785,991	79,606,019	-		80,392,010	-		80,392,010	-		80,392,010
Lease liabilities	301,143	-	-		301,143	-		301,143	-		301,143
Amounts due to related parties	1,140,809	16,543,827	-		17,684,636	-		17,684,636	-		17,684,636
Amounts due to a member	134,980	5,009,000	-		5,143,980	-		5,143,980	-		5,143,980
Borrowings	3,499,706	5,548,532	-		9,048,238	-		9,048,238	-		9,048,238
Tax liabilities	54,423	-	-		54,423	-		54,423	-		54,423
Total current liabilities	10,356,668	114,463,592	-		125,035,260	-		125,035,260	-		125,035,260
			-			-			-
Non-current liabilities			-			-			-
Lease liabilities (non-current)	1,831,126	-	-		1,831,126	-		1,831,126	-		1,831,126
Deferred tax liabilities	15,000	-	-		15,000	-		15,000	-		15,000
Total non-current liabilities	1,846,126	-	-		1,846,126	-		1,846,126	-		1,846,126
			-			-			-
Total liabilities	12,202,794	114,463,592	-		126,881,386	-		126,881,386	-		126,881,386
			-			-			-
Net assets	13,677,187	(1,204,046)	-		41,933,380	-		39,854,187	-		37,964,015
			-			-			-
EQUITY			-			-			-
Share Capital	13,832	52,201,000	(52,110,748)		104,084	(52,105,748)		109,084	(52,100,748)		114,084
Accumulated losses	(105,380,700)	(53,899,718)	105,165,700	[B]	(54,114,718)	105,165,700	[B]	(54,114,718)	105,165,700	[B]	(54,114,718)
Other reserves	3,422,799	-	(3,422,799)		-	(3,422,799)		-	(3,422,799)		-
Share premium reserve	99,004,833	-	(3,555,491)		95,449,342	(5,639,684)		93,365,149	(7,534,856)		91,469,977
Share application reserve	1,240,000	-	(1,240,000)		-	(1,240,000)		(1,240,000)	(1,240,000)		(1,240,000)
Exchange Reserves	(554,833)	494,672	554,833		494,672	554,833		494,672	554,833		494,672
Revaluation Surplus	15,931,256	-	(15,931,256)		-	(15,931,256)		-	(15,931,256)		-
Total equity	13,677,187	(1,204,046)	-		41,933,380	-		38,614,187	-		36,724,015

*The previous Scenario 2 is no longer considered as FY2025 performance targets not met

[B] an adjustment to accrue $215,000 Business Combination transaction costs.

2